Exhibit 99.1

Rogers Communications 333 Bloor Street East Toronto, Ontario M4W 1G9 January 29, 2015

To:	The Toronto Stock Exchange

Canadian Securities Regulatory Authorities

The Canadian Depository for Securities Ltd.

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise you of the following dates in connection with the Annual General Meeting of Shareholders:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	03/05/2015
Record Date for Voting:	03/05/2015
Beneficial Ownership Determination Date:	03/05/2015
Meeting Date:	04/21/2015
Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING
Securities Entitled to Vote:	CLASS A VOTING
Meeting Location:	Toronto
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Yours very truly,

“Graeme H. McPhail”
Graeme H. McPhail Senior Vice President, Legal & Associate General Counsel